UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934**

November 29, 2006

Commission File Number: 000-51180

Poly-Pacific International Inc.
(Translation of registrant's name into English)

4287B Dawson Street
Burnaby, BC V5C 4B3
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	Financial statements for the three and nine month period (Q3) ending September 30, 2006
99.2	Management Discussion & Analysis
99.3	Chief Executive Officer certification
99.4	Chief Financial Officer certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Poly-Pacific International Inc.

Date: November 28, 2006   By: /s/ Randy Hayward

Name: Randy Hayward
Title: President

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Financial Statements
For the Three and Nine Months Ended
September 30, 2006

NOTICE OF READER OF
NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying interim consolidated financial statements of Poly-Pacific International Inc. consisting of the interim consolidated balance sheet as at September 30, 2006 and the interim consolidated statements of operations and changes in shareholders' equity for the period ended September 30, 2006 are the responsibility of the Company's management.

The interim consolidated financial statements have been prepared by management and the Company's independent auditors, Collins Barrow Edmonton LLP, have not performed a review of these interim consolidated financial statements.

"Signed"
"Randy Hayward"

Randy Hayward
President, and
Acting Chief Executive Officer
Acting Chief Financial Officer

November 28, 2006

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Balance Sheet
September 30, 2006

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash	$ 41,505	$ 61,346
Accounts receivable	150,863	214,130
Share subscription receivable	20,000	---
Prepaid expenses	41,681	52,734
Inventories	579,395	696,002
	833,444	1,024,212
Property, plant and equipment (Note 3)	1,047,225	1,087,291
	$ 1,880,669	$ 2,111,503
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ ---	$ ---
Accounts payable and accrued liabilities	645,429	583,325
Unearned revenue	14,273	---
Bank loan	557,650	518,870
Debentures	85,000	85,000
Current portion of long-term debt	156,000	202,460
	1,458,352	1,389,655
Long-term debt	---	---
Due to affiliated company (Note 4)	95,000	---
	95,000	---
	1,553,352	1,389,655
SHAREHOLDERS' EQUITY		
Additional paid in capital	731,170	731,170
Accumulated comprehensive income	53,195	53,195
Share capital (Note 5)	2,456,709	1,998,538
Authorized:		
Unlimited common and preferred shares		
Common shares issued and outstanding:		
September 30, 2006 – 24,787,380		
December 31, 2005 – 18,885,456		
Deficit	(2,913,757)	(2,061,055)
	327,317	721,848
	$ 1,880,669	$ 2,111,503

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

"Mike Duff"   "Edward J. Chambers"
Director   Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Operations
For the Nine Months Ended September 30, 2006

	January 1 to September 30, 2006	January 1 to September 30, 2005	July 1 to September 30, 2006	July 1 to September 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue				
Sales	$ **1,201.976**	$ 2,560,825	$ **297,831**	$ 585,291
Direct costs	**771,096**	1,415,280	**377,292**	284,189
Gross profit (loss)	**430,880**	1,145,545	**(79,461)**	301,102
Expenses				
General and administrative	**743,878**	646,804	**263,441**	183,011
Occupancy costs	**242,525**	345,443	**77,696**	137,207
Professional fees	**190,993**	214,144	**86,715**	46,654
Amortization of property, plant and equipment	**119,241**	156,888	**38,827**	51,284
Management fees	**48,300**	65,705	**2,400**	23,423
Foreign currency exchange loss (gain)	**(142,703)**	32,083	**(58,126)**	15,681
Loss on disposal of property	**---**	23,523	**---**	---
Regulatory costs	**22,598**	9,576	**(9,293)**	1,335
	1,224,832	1,494,166	**401,660**	458,595
Operating income (loss)	**(793,952)**	(348,621)	**(481,121)**	(157,493)
Interest income	**(36)**	(36)	**12**	---
Interest expense	**58,786**	55,173	**26,661**	13,935
Income (loss) before income taxes	**(852,702)**	(403,758)	**(507,794)**	(171,428)
Income taxes (recovery) - **current**	**---**	---	**---**	---
- **deferred**	**---**	---	**---**	---
	---	---	**---**	---
Net loss	$ **(852,702)**	$ (403,758)	$ **(507,794)**	$ (171,428)
Basic net loss per common share (Note 6)	$ **(0.04)**	$ (0.04)	$ **(0.03)**	$ (0.02)
Diluted net loss per common share(Note 6)	$ **(0.04)**	$ (0.04)	$ **(0.02)**	$ (0.02)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Shareholders' Equity
For the Nine Months Ended September 30, 2006

| | Common Shares | | | | | |
	Number of Shares	Amount	Additional Paid in Capital	Comp. Income	Accumulated Deficit	Total S/H Equity
Balance at December 31, 2005	18,885,456	$1,998,538	$ 731,170	$ 53,195	$(2,061,055)	$ 721,848
Loss for the period	---	---	---	---	(75,230)	(75,230)
Stock-based compensation	---	---	---	---	---	---
Balance at March 31, 2006	18,885,456	1,998,538	731,170	53,195	(2,136,285)	646,618
Loss for the period	---	---	---	---	(269,678)	(269,678)
Common shares issued	5,901,924	458,171	---	---	---	458,171
Stock-based compensation	--	---	---	---	---	---
Balance at June 30, 2006	24,787,380	$2,456,709	$ 731,170	$ 53,195	$(2,405,963)	$ 835,111
Loss for the period	---	---	---	---	(507,794)	(507,794)
Stock-based compensation	---	---	---	---	---	---
Balance at September 30, 2006	24,787,380	$2,456,709	$ 731,170	$ 53,195	$(2,913,757)	$ 327,317

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Interim Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2006

	January 1 to September 30, 2006	January 1 to September 30, 2005	July 1 to September 30, 2006	July 1 to September 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash Provided by (Used in):				
Operating Activities				
Net loss	$ (852,702)	$ (403,758)	$ (507,794)	$ (171,428)
Items not requiring cash:				
Amortization of property, plant and equipment	119,241	156,888	38,827	51,284
Loss on disposal of property	---	23,523	---	---
Stock-based compensation	---	25,272	---	8,424
Net change in non-cash working capital (Note 7)	247,304	332,236	461,397	232,214
	(486,157)	134,161	(7,570)	120,494
Financing Activities				
Bank indebtedness	---	84,157	(38,689)	(20,951)
Repayment of long-term debt	(46,460)	(210,473)	(7,336)	(27,554)
Advancement (repayment) of bank loans	38,780	---	(450)	---
Advances from affiliated company	95,000	---	95,000	---
Repayment of debenture	---	(426,000)	---	---
Issuance of common shares	458,171	---	---	---
	545,491	(552,316)	48,525	(48,505)
Investing Activities				
Proceeds from disposal of property	---	405,000	---	---
Purchase of property and equipment	(79,175)	(2,704)	550	(270)
	(79,175)	402,296	550	(270)
Increase (decrease) in cash	(19,841)	(15,859)	41,505	71,719
Cash, beginning of period	61,346	133,285	---	45,707
Cash, end of period	$ 41,505	$ 117,426	$ 41,505	$ 117,426

Supplemental cash flow information (Note 7)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2006

1. **Nature of Business**

    Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

2. **Basis of Presentation**

    These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2005. These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles except as disclosed in Note 10.

    These consolidated financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations, to receive continued financial support from its shareholders and to obtain additional financing or equity. The outcome of this matter cannot be determined at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

3. **Property, Plant and Equipment**

	Cost	Accumulated Amortization	Net	December 31, 2005 Net
	September 30, 2006			
Automotive	29,509	16,852	12,657	13,463
Computer equipment	85,254	64,223	21,031	23,280
Leasehold improvements	17,086	4,203	12,883	13,098
Office equipment	109,540	60,946	48,594	52,152
Plant equipment	1,877,289	925,229	952,060	985,298
	$ 2,118,678	$ 1,071,453	$ 1,047,225	$ 1,087,291

(Expressed in Canadian Dollars)

4. **Due to affiliated company**
During the quarter, the Company borrowed $95,000 from an affiliated company controlled by the President and other shareholders. The loan is non-interest bearing and has no fixed terms of repayment and the management believes that the loan will not be recalled within next fiscal period; as such, the loan has been classified long-term debt.

5. **Share Capital**

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares.

Stock-Based Compensation Plan

During 2005, the Company issued stock options to acquire common stock through its stock option plan. The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested. The stock options can be exercised at $0.10 per common share and expire on April 15, 2009. Terms and conditions of options granted are set out in the Company's stock option plan.

The following table summarizes information about stock options outstanding on September 30, 2006:

Options Outstanding			Options Exercisable	
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
1,086,600	$ 0.10	2.3	1,086,600	$ 0.10

During the nine months ended September 30, 2006, the Company recognized $nil (2005 - $16,848) in stock-based compensation expense.

The fair value for stock options expensed in the nine months ended September 30, 2006 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	2.5%
Expected volatility	87.0%
Expected life options (in years)	5.0

6. **Net Loss per Common Share**

The basic net loss per common share is based on the weighted average number of common shares outstanding of 20,208,003 (September 30, 2005 - 9,361,624). The fully diluted net loss per common share is calculated by assuming all the convertible debentures and stock options are converted at the beginning of the period and by using the weighted average number of common shares of 21,294,603 (September 30, 2005 - 9,361,624).

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2006

7. **Supplemental Cash Flow Information**

   a) Interest:

	January 1 to September 30, 2006	January 1 to September 30, 2005	July 1 to September 30, 2006	July 1 to September 30, 2005
Interest paid	$ 58,786	$ 55,173	$ 26,661	$ 13,935

   b) Changes in non-cash working capital

	January 1 to September 30, 2006	January 1 to September 30, 2005	July 1 to September 30, 2006	July 1 to September 30, 2005
Accounts receivable	$ 63,267	$ 273,732	$ 105,392	$ 195,304
Share subscription receivable	(20,000)	---	---	---
Inventories	116,607	74,658	180,586	(51,085)
Income taxes	---	---	---	---
Prepaid expenses	11,053	12,767	(13,675)	17,363
Unearned revenue	14,273	---	---	---
Accounts payable and accrued liabilities	62,104	(28,921)	189,094	70,632
	$ 247,304	$ 332,236	$ 461,397	$ 232,214

8. **Segmented Information**

Poly-Pacific International Inc. has two reportable segments, plastic blasting media and plastic lumber. These segments are business units that offer different products and operate in different geographic areas. The plastic blasting media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A. The plastic lumber segment operates in Ontario, Canada and obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use.

	Plastic Media		Agricultural Plastic Lumber		Total	
	January 1 to September 30, 2006	January 1 to September 30, 2005	January 1 to September 30, 2006	January 1 to September 30, 2005	January 1 to September 30, 2006	January 1 to September 30, 2005
Assets	$ 1,774,425	$ 2,550,859	$ 106,244	$ 118,395	$ 1,880,669	$ 2,669,254
Sales	1,193,998	2,071,583	7,978	489,242	1,201,976	2,560,825
Amortization of Property, plant and equipment	108,219	144,980	11,022	11,908	119,241	156,888
Interest expense	58,786	51,459	---	3,714	58,786	55,173

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2006

8.   **Segmented Information** (Continued)

	Plastic Media		Agricultural Plastic Lumber		Total	
	January 1 to September 30, 2006	January 1 to September 30, 2005	**January 1 to September 30, 2006**	January 1 to September 30, 2005	**January 1 to September 30, 2006**	January 1 to September 30, 2005
Income tax expense (recovery)	**---**	---	**---**	---	**---**	---
Segment profit (loss)	**(598,666)**	(390,540)	**(254,036)**	(13,218)	**(852,702)**	(403,758)
Capital expenditures	**16,193**	2,704	**62,982**	---	**79,175**	2,704

9.   **Financial Instruments**

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies. For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company has its customers insured and as a result this reduces the specific customer risks.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2006

9. **Financial Instruments** (Continued)

    Fair Value

    Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

    Financial instruments of the Company consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, debentures, bank loan and long-term debt. As at September 30, 2006, there are no significant differences between the carrying amounts of these items and their estimated fair values.

    The accounts receivable, accounts payable, long-term debt, bank loan and debenture balances to be received and paid in foreign currency are subject to foreign exchange risk.

10. **Differences Between United States and Canadian Generally Accepted Accounting Principles**

    The interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	September 30, 2006	December 31, 2005
Additional Paid In Capital		
Balance under U.S. GAAP	$ 731,170	$ 731,170
Adjustment for stock compensation for employees (b)	(58,396)	(58,396)
Balance under Canadian GAAP	$ 672,774	$ 672,774
Accumulated Comprehensive Income		
Balance under U.S. GAAP	$ 53,195	$ 53,195
Translation adjustments (c)	(53,195)	(53,195)
Balance under Canadian GAAP	$ ---	$ ---
Retained earnings (deficit)		
Balance under U.S. GAAP	$ (2,913,757)	$ (2,061,055)
Additions to deferred charges (a)	53,195	53,195
Translation adjustment (c)	---	---
Write-down of deferred charges (a)	---	---
Cumulative adjustment of prior year's differences	58,397	58,397
Balance under Canadian GAAP	$ (2,802,165)	$ (1,949,463)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited)
Notes to the Interim Consolidated Financial Statements
September 30, 2006

10. **Differences Between United States and Canadian Generally Accepted Accounting Principles**
    (Continued)

	January 1 to September 30, 2006	January 1 to September 30, 2005	July 1 to September 30, 2006	July 1 to September 30, 2005
Effect on consolidated statement of operations				
Net loss under U.S. GAAP	$ **(852,702)**	$ (403,758)	$ **(507,794)**	$ (171,428)
Amortization of deferred charges (a)	---	---	---	---
Net income (loss) under Canadian (GAAP)	$ **(852,702)**	$ (403,758)	$ **(507,794)**	$ (171,428)
Basic income (loss) per share - Canadian (GAAP)	$ **(0.04)**	$ (0.04)	$ **(0.03)**	$ (0.02)
Diluted income (loss) per share - Canadian (GAAP)	$ **(0.04)**	$ (0.04)	$ **(0.02)**	$ (0.02)

There are no differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

a) Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred to project development are capitalized and amortized over the expected useful life. Deferred charges incurred in 2003 and 2002 met this criteria and were capitalized and amortized. In 2004, the Company reviewed the valuation of the deferred charges and concluded they no longer met the criteria for capitalization under Canadian GAAP and wrote off the deferred charges.

b) Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

c) Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.

POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's audited consolidated financial statements and related notes, for the third quarter ended September 30, 2006. All dollar amounts are expressed in Canadian funds unless otherwise stated. The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles. The effective date of this report is November 28, 2006.

Overview:

History and nature of Business:

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") is in the recycling business and under the trade name MultiCut^{TM}, Poly-Pacific produces plastic media blast (PMB) from scrap plastic. Designed for the rapid removal of paints and coatings from sensitive surfaces, PMB may be used on aircrafts, automobiles, composites, and electronic components. PMB is a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials. Everwood Agricultural Products International Ltd. ("Everwood"), a wholly owned subsidiary, recycles the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

Poly-Pacific Technologies Ltd ("PPT")., a wholly owned subsidiary of the Company, is a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber. Poly-Pacific Technologies Ltd. is an ISO 9001:2000 company. It continues to develop its customer base through direct marketing and an expanding network of distributors in the United States, Asia, and Europe.

Effective, January 1, 2004, Poly-Pacific elected to report our consolidated financial statements in accordance with U.S. GAAP. All financial information presented has been restated to be in accordance with U.S. GAAP.

POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

The consolidated financial statements for the third quarter ended September 30, 2006, include the accounts of the Company and its wholly owned subsidiary, Poly-Pacific Technologies Ltd, (which have been translated to Canadian dollars as described on the audited financial statements) and Everwood Agricultural Products Ltd.

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended September 30, 2006:

	First, third and third quarter for the year ended December 31, 2006 and the fourth quarter ending December 31, 2005				First, third and third quarter for the year ended December 31, 2005 and the fourth quarter ending December 31, 2004			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues ($)	297,831	389,667	514,578	491,891	585,291	925,548	1,049,986	661,257
Net earnings (loss) ($)	(507,794)	(269,678)	(75,230)	(757,904)	(171,428)	(177,210)	(55,120)	(212,106)
Basic earnings (loss) per share ($)	(0.03)	(0.01)	nil	(0.04)	(0.02)	(0.02)	(0.01)	(0.02)
Diluted earnings (loss) per share ($)	(0.02)	(0.01)	nil	(0.04)	(0.02)	(0.02)	(0.01)	(0.02)

Results of Operations

Overall, the Company recorded a consolidated net loss of $507,794 ($0.04 per common share) for the three months of third quarter ended September 30, 2006 as compared with a consolidated net loss of $171,428 ($0.02 per common share) for the three months of third quarter ended September 30, 2005. The consolidated net loss for the nine months period ending September 30, 2006 was $852,702 as compared to $403,758 for the nine months period ending September 30, 2006. The large increase in the consolidated loss for 2005 as compared to 2004 was primarily attributable to the write-off of significant amount of slow-moving inventory (see Revenue and Direct cost section below). In addition, there has been a decrease in sales of plastic media due to declining US economy, increased competitive forces and decrease in sales of agricultural products in 2006 as compared to 2005 as Poly-Pacific Technologies Inc. and Everwood has not been producing and selling agricultural lumber products since October 2005. The Company is actively working with plant staff and engineers to setup the plant equipment at the new St. Thomas, Ontario plant to get the agricultural lumber in production and ready for market. The Company is hopeful that Everwood will be in production in the near future to increase revenues.

Revenues and Direct Costs

Revenues for three months of third quarter ending September 30, 2006 were $297,831 as compared to $585,291 for the three months of third quarter ending September 30, 2005. Revenues for the nine months period ending September 30, 2006 were $1,201,976 as compared to $2,560,825 for the same period in 2005. As described above, the decrease in revenue for the nine months ended September 30, 2006 by

POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

$1,358,849 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005. In addition, as Everwood was unable to obtain raw material during the year to maintain production and thus had to be shut down and has not been in full production ever since that time. All of these factors contributed to an overall decrease in revenues for the revenues for the nine month period ending September 30, 2006.

The Company has secured a new source for raw material and is actively working with plant staff and engineers to setup and test the plant equipment at the new St. Thomas, Ontario plant to get the agricultural lumber in production and ready for market. The Company is hopeful that Everwood will be in production in the near future to increase revenues. The Company is also in the process of setting up new equipment at the Ontario, California plant to further contribute to Company's revenue.

Gross margins for the nine months period ending September 30, 2006 was 35.8% as compared to 44.7% for nine months ended September 30, 2005. The large decrease in gross margin is because a significant amount of Company's inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing gross profit. In the past, the inventory had been carried on the books at the cost of production and it was believed that there was an active market for this slow-moving or obsolete inventory; however, after a detailed re-evaluation of this inventory by the new management team and its potential sales market for such inventory, it was written down to a its net realizable value. There was also significant amount of inventory which was stored at an off-site location was also partially written off for similar reasons and thus further contributing to a large decrease in gross margin and loss for the three and nine month period ended September 30, 2006. Management intends to assess the value of their plant and off-site warehouse inventory on quarterly basis and will write-off any inventory as warranted.

Operating Expenses:

Overall, operating expenses were $1,224,832 for the nine months period ending September 30, 2006 compared to $1,494,166 for the nine months period ended September 30, 2005. The operating expenses were $401,660 for the three months period of third quarter ending September 30, 2006 as compared to $458,595 for the three months period ended September 30, 2005. The changes in operating expenses for the third quarter ending September 30, 2006 are attributed to the following:

General and administrative expenses increased by $80,430 from $263,441 to $183,011 for the three months ended September 30, 2006. The increase has been due to additional costs (consultant fees, trades and sub-contractors and salaried staff) to modify and re-engineer the Everwood plant in St Thomas, Ontario. Additional costs included in this balance in relation to Everwood are rent, utilities and repair and maintenance costs of plant and equipment, as compared to the same period in 2005 when agricultural lumber was produced in California. As discussed above, once Everwood is in production, Everwood will be able to self-sustain these costs which are currently borne by the parent Company, resulting in improved profitability in the future.

Occupancy costs decreased by $59,511 from $137,207 for the three months ended September 30, 2005 to $77,696 for the three month period ending September 30, 2006 as the landlord for the Burnaby, Canada premises for the quarter had waived the rent for the quarter due to building renovations. The remaining difference is due to the timing difference in recording and payment of some of the rental invoices for Everwood and Poly-Pacific Technologies Inc.

Professional fees increased by $40,061 to $86,715 for the three months ended September 30, 2006 from $46,654 for the three ended September 30, 2005 as Company paid consulting fees to various consultants in managing the operations of Poly-pacific Technologies and in promoting and fund-raising for the Company, as compared to the same period in 2005 when the company did not have these consultants.

Management fees decreased by $21,023 from $23,423 for the three months ended September 30, 2005 to $2,400 for the three months ended September 30, 2006 as the managements fees to a corporation controlled by a former director were accrued but later reversed resulting in this decrease for the quarter.

Amortization of property, plant and equipment decreased by $12,357 to $38,827 for the three months ended September 30, 2006 from $51,284 for the three months ended September 30, 2005, as the Company disposed off Everwood's plant during the year resulting in a lower net book value base for the amortization calculation. The disposal of this plant also resulted in a loss on disposal of property for $23,523 for the third quarter ended September 30, 2006.

Foreign exchange (gain) loss for three months ended September 30, 2006 was a gain of $58,126 as compared to a loss of $15,681 for the third quarter ended September 30, 2005 due timing differences (as to when the amount was recorded as compared to when it was actually paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense increased by $12,726 to $26,661 for the three months ended September 30, 2006 from $13,935 for the three ended September 30, 2005 as the Company increased its borrowing on the Bank loan during the year to assist with general working capital and also because the prime rate had increased in 2006 as compared to the same period in 2005, resulting in an overall increase in borrowing cost.

Income taxes:

The Company had a $nil balance for current and deferred taxes due to losses for periods ending September 30, 2006 and 2005.

POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Liquidity and Capital Resources

Working capital deficiency as at September 30, 2006 was $624,908 as compared to working capital deficiency of $365,443 as at December 31, 2005.   This large increase in the working capital deficiency is due to write-down of inventory (described in the Revenue and direct cost section), decrease in the accounts receivable and increase in the accounts payable.

The Company's cash position decreased to $41,505 as compared to a cash balance of $61,346 as at December 31, 2005.   The Company also used $486,157 to fund operations, and received cash of $545,491 from financing activities and invested $79,175 to purchase machinery and equipment, for the nine months ended September 30, 2006.

During the quarter, Company's President incorporated a new company which is controlled by him and other shareholders to raise funds for new joint venture/project ("project") with the Company.   As of September 30, 2006, the affiliated company raised $100,000 of which $95,000 was loaned to the Company and the remainder funds were used to pay legal fees. Some of the funds lent to the Company were used to develop the new project and the remainder was used to fund general working capital.   Though the full terms of this new project have not been finalized but the shareholders of both of the Companies will share equally or in other agreed amounts in the project's profits.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective. Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans. Management is actively seeking new financing alternatives, either through debt or equity financing.

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2006. The Company has forecasted that any property and equipment expenditures incurred in 2006, based on future needs, will be funded from working capital and/or from operating or capital leases.

Transactions with related parties

During the third quarter, management fees of $2,400 were paid to corporations under significant influence of one of the Company's directors.   Consulting fees of $12,000 and $10,000 of commission for raising capital were paid the Company's president during the quarter.

POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

As at September 30, 2005, the numbers of issued common shares were 24,787,380 as compared to 18,885,456 as at December 31, 2005. No preferred shares have been issued.

As result of two private placements during the year, the Company issued 5,901,924 warrants. In the first private placement, there were 4,400,714 issued and each warrant entitles the holder to purchase one additional Common Share at a price of $0.10 per Common Share for a period of two years following the date of closing. For the second private placement, the Company issued 1,501,210 warrants and each warrant entitles the holder to purchase one additional Common Share at a price of $0.15 per Common Share for a period of two years following the date of closing.

As at September 30, 2005, there were 1,086,600 stock options outstanding. No stock options were issued during the third quarter ended September 30, 2006.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable, bank loan, debenture payable and long-term debt. The Company has a substantial portion of its revenues derived in currencies other than Canadian dollar relative to those foreign currencies. The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary. Fluctuations in payments made for the Company's products and in repayment of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results. The fair value of these financial instruments approximates their carrying values.

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms. If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution. If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

POLY-PACIFIC TECHNOLOGIES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the third quarter ended September 30, 2006 and for fiscal year 2005, as well as. for the fiscal years 2004 and 2003. There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company's publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)'s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company's lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **RANDY HAYWARD**, *President, Acting Chief Executive Officer and Acting Chief Financial Officer* of Poly-Pacific International Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Poly-Pacific International Inc. (the issuer) for the third quarter ending September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a.   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b.   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2006

Signed:
"Randy Hayward"

_____
Randy Hayward
President,
Acting Chief Executive Officer, and
Acting Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **RANDY HAYWARD**, *President, Acting Chief Executive Officer and Acting Chief Financial Officer* of Poly-Pacific International Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Poly-Pacific International Inc. (the issuer) for the third quarter ending September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a.   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b.   evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 28, 2006

Signed:
"Randy Hayward"

Randy Hayward
President,
Acting Chief Executive Officer, and
Acting Chief Financial Officer